CONFORMED COPY
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Alexion Pharmaceuticals, Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   015351-10-9
                                 --------------
                                 (CUSIP Number)


                                 Samuel D. Isaly
                          41 Madison Avenue, 40th Floor
                               New York, NY 10010
                            Telephone: (212) 685-0800
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  July 8, 1997
                                  ------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

                               Page 1 of 52 Pages
                           Exhibit Index is at Page 45

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Samuel D. Isaly
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                             ------------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                        ------------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 2 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IN
                                                      --------------------------
         -----------------------------------------------------------------------


                               Page 3 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Viren Mehta
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                             ------------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                        ------------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 4 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IN
                                                      --------------------------


                               Page 5 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         PHARMA/wHEALTH
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Luxembourg
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                             ------------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                        ------------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 6 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   OO
                                                      --------------------------


                               Page 7 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         M and I Investors, Inc.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                              -----------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                         -----------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 8 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                      --------------------------


                               Page 9 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Caduceus Capital, L.P.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                              -----------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                         -----------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 10 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   PN
                                                      --------------------------


                               Page 11 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Caduceus Capital, Ltd.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    British Virgin Islands
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                              -----------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                         -----------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 12 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                      --------------------------


                               Page 13 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Caduceus Capital Management, Inc.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                              -----------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                         -----------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 14 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                      --------------------------


                               Page 15 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Worldwide Health Sciences Portfolio
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    New York
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                              -----------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                         -----------------------
--------------------             -----------------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 16 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IV
                                                      --------------------------


                               Page 17 of 52 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Mehta and Isaly Asset Management, Inc.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
    Number of             (7)    Sole Voting Power
      Shares                                        ----------------------------
   Beneficially                  -----------------------------------------------
     Owned by             (8)    Shared Voting Power    773,500
       Each                                         ----------------------------
    Reporting                    -----------------------------------------------
      Person              (9)    Sole Dispositive Power
       With                                              -----------------------
                                 -----------------------------------------------
                         (10)    Shared Dispositive Power    773,500
                                                         -----------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    773,500
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------



                               Page 18 of 52 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    8.8%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IA
                                                      --------------------------


                               Page 19 of 52 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this Amendment No. 1 to the Statement on Schedule 13D (the "Amendment No. 1") relates is the Common Stock, par value $0.0001 per share (the "Securities"), of Alexion Pharmaceuticals, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 25 Science Park, New Haven, Connecticut 06511. This Amendment No. 1 amends the statement on Schedule 13D (the "Statement") dated January 28, 1997 and filed by the Reporting Persons (as defined herein).

Item 2.  Identity and Background.

         Item 2 is amended to read as follows:

         (a) This Statement is being filed by Samuel D. Isaly, an individual, ("Isaly"), Viren Mehta, an individual, ("Mehta"), PHARMA/wHEALTH, an unincorporated coproprietorship organized under the laws of the Grand-Duchy of Luxembourg, M and I Investors, Inc., a corporation organized under the laws of Delaware ("M and I"), Caduceus Capital, L.P., a limited partnership organized under the laws of Delaware ("CCLP"), Caduceus Capital, Ltd., a company organized under the laws of the British Virgin Islands ("CCL"), Caduceus Capital Management, Inc., a corporation organized under the laws of Delaware ("CCMI"), Worldwide Health Sciences Portfolio, a trust organized under the laws of New York ("Worldwide") and Mehta and Isaly Asset Management, Inc., a corporation organized under the laws of Delaware ("MIAMI" and together with Isaly, Mehta, PHARMA/wHEALTH, M and I, CCLP, CCL, CCMI and Worldwide, the "Reporting Persons").

         (b)-(c) PHARMA/wHEALTH is an unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. PHARMA/wHEALTH has its principal offices at 31 Allee Scheffer, L-2520, Luxembourg. M and I acts as the investment adviser to PHARMA/wHEALTH pursuant to an Advisory Agreement dated October 14, 1993 (the "PHARMA/wHEALTH Advisory Agreement") and, as such, has full discretionary investment management authority with respect to the assets of PHARMA/wHEALTH.

         CCL is an unregistered foreign investment fund that has less than 100 investors and is not making, nor does it propose to make, any public offering of its securities. CCL has its principal offices at Williams House, 20 Reid Street, Hamilton, HM11, Bermuda. M and I acts as the investment adviser to CCL pursuant to an Advisory Agreement dated January 31, 1997 (the "CCL Advisory Agreement"). As such, M and I has full discretionary management investment authority with respect to the assets of CCL.

         M and I is an unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, M and I has

                               Page 20 of 52 Pages
acted as the investment adviser to fewer than 15 clients, including PHARMA/wHEALTH and CCL, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended. M and I has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010.

         CCLP is an unregistered investment fund that has less than 100 investors and is not making, nor does it propose to make, any public offering of its securities. CCLP has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010. Caduceus Management Partners, L.P. ("CMPLP") is the general partner of CCLP and, pursuant to the Limited Partnership Agreement of CCLP dated January 1, 1994 (the "CCLP Limited Partnership Agreement"), CMPLP has full discretionary investment management authority with respect to the assets of CCLP. CCMI is the general partner of CMPLP and, pursuant to the Limited Partnership Agreement of CMPLP dated July 1, 1994 (the "CMPLP Limited Partnership Agreement"), CCMI has full control over the management and operation of CMPLP. Thus, CCMI has full discretionary investment management authority with respect to the assets of CCLP by virtue of its control over the management and operation of CMPLP. CCMI is an unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, CCMI has only acted as an investment adviser to CCLP. CCMI has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010.

         Worldwide is a registered open-end management investment company that has its principal offices at 24 Federal Street, Boston, MA 02110. MIAMI, formerly known as "G/A Capital Management, Inc," is a registered investment adviser that has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010. MIAMI acts as the investment adviser to Worldwide pursuant to an Investment Management Agreement dated June 24, 1996 (the "Worldwide Advisory Agreement"). As such, MIAMI has full discretionary management investment authority with respect to the assets of Worldwide.

         Mehta and Isaly, each a natural person, together own all of the outstanding stock of, and jointly control the management and operation of, M and I, CCMI and MIAMI. Mehta and Isaly each have as their business address the following: 41 Madison Avenue, 40th Floor, New York, NY 10010.

         The directors and executive officers of PHARMA/wHEALTH, M and I, CCLP, CCMI, CCL, Worldwide and MIAMI are set forth on Schedule I, Schedule II,
Schedule III, Schedule IV, Schedule V, Schedule VI and Schedule VII respectively, attached hereto. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI and Schedule VII set forth the following information with respect to each such person:

                  (i) name;

                  (ii) business address (or residence address where indicated);


                               Page 21 of 52 Pages

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                  (iv) citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI or Schedule VII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Both Mehta and Isaly are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to read as follows:

         On January 6, 1997, MIAMI, pursuant to its authority under the Worldwide Advisory Agreement, caused Worldwide to use $437,500 of its working capital to purchase 50,000 shares of Securities of the Issuer (the "January 6 Transaction"). As of the date of the January 6 Transaction, the Reporting Persons were the beneficial owners of 405,500 shares of Securities, representing approximately 5.5% of the outstanding Securities of the Issuer.

         On January 17, 1997, M and I, pursuant to its authority under the PHARMA/wHEALTH Advisory Agreement, caused PHARMA/wHEALTH to use $455,625 of its working capital to purchase 45,000 shares of Securities of the Issuer (the "January 17 Transaction"). As of the date of the January 17 Transaction, the Reporting Persons were the beneficial owners of 450,500 shares of Securities, representing approximately 6.1% of the outstanding Securities of the Issuer.

         On April 3, 1997, M and I, pursuant to its authority under the CCL Advisory Agreement, caused CCL to use $200,700 of its working capital to purchase 20,000 shares of Securities of the Issuer (the "April 3 Transaction"). As of the date of the April 3 Transaction, the Reporting Persons were the beneficial owners of 470,500 shares of Securities, representing approximately ____% of the outstanding Securities of the Issuer.

         On May 2, 1997, M and I, pursuant to its authority under the CCL Advisory Agreement, caused CCL to use $25,875 of its working capital to purchase 3,000 shares of Securities of the Issuer (the "May 2 Transaction"). As of the date of the May 2 Transaction,

                               Page 22 of 52 Pages
the Reporting Persons were the beneficial owners of 473,500 shares of Securities, representing approximately ____% of the outstanding Securities of the Issuer.

         On July 8, 1997, several of the Reporting Persons made purchases of the Securities of the Issuer (the "July 8 Transaction"): (i) MIAMI, pursuant to its authority under the Worldwide Advisory Agreement, caused Worldwide to use $930,000 of its working capital to purchase 120,000 shares of Securities of the Issuer; (ii) CCMI, pursuant to its authority under the CMPLP Limited Partnership Agreement, caused CCLP to use $77,500 of its working capital to purchase 10,000 shares of Securities of the Issuer; (iii) M and I, pursuant to its authority under the CCL Advisory Agreement, caused CCL to use $232,500 of its working capital to purchase 30,000 shares of Securities of the Issuer; and (iv) M and I, pursuant to its authority under the PHARMA/wHEALTH Advisory Agreement, caused PHARMA/wHEALTH to use $1,085,000 of its working capital to purchase 140,000 shares of Securities of the Issuer. Prior to the July 8 Transaction, the Reporting Persons were the beneficial owners of 773,500 shares of Securities, representing approximately 8.8% of the outstanding Securities of the Issuer.

         None of the Reporting Persons have acquired any additional shares of Securities of the Issuer since July 8, 1997.

Item 4.  Purpose of Transaction.

         Item 4 is amended to read as follows:

         As described more fully in Item 3 above, this Amendment No. 1 relates to the acquisition of 323,000 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.


                               Page 23 of 52 Pages

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to read as follows:

         (a)-(b) As a result of the January 6 Transaction, the January 17 Transaction, the April 3 Transaction, the May 2 Transaction and the July 8 Transaction, the Reporting Persons may be deemed to be the beneficial owners of 773,500 shares of Securities. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Securities constitute approximately 8.8% of the issued and outstanding Securities. As described above in Item 2, Isaly and Mehta together own all of the outstanding stock of each of M and I, CCMI and MIAMI. M and I has full discretionary investment management authority with respect to the assets of PHARMA/wHEALTH and CCL. CCMI has full discretionary investment management authority with respect to the assets of CCLP. MIAMI has full discretionary investment management authority with respect to the assets of Worldwide. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 773,500 shares of Securities.

         (c) Except as disclosed in Item 3, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in Schedule I,
Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI or Schedule VII has effected any transaction in the Securities during the past 90 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended to read as follows:


                               Page 24 of 52 Pages

         Pursuant to the PHARMA/wHEALTH Advisory Agreement, M and I has full discretionary investment management authority with respect to the assets of PHARMA/wHEALTH. Such authority includes the power to vote and otherwise dispose of securities purchased by M and I on behalf of PHARMA/wHEALTH.

         Pursuant to the CCLP Limited Partnership Agreement, CMPLP has full discretionary investment management authority with respect to the assets of CCLP. Pursuant to the CMPLP Limited Partnership Agreement, CCMI, has full control over the management and operation of CMPLP. Through its control of CMPLP, CCMI thus possesses full discretionary investment management authority with respect to the assets of CCLP. Such authority includes the power to vote and otherwise dispose of securities purchased by CCMI on behalf of CCLP.

         Pursuant to the CCL Advisory Agreement, M and I has full discretionary investment management authority with respect to the assets of CCL. Such authority includes the power to vote and otherwise dispose of securities purchased by M and I on behalf of CCL.

         Pursuant to the Worldwide Investment Advisory Agreement, MIAMI has full discretionary investment management authority with respect to the assets of Worldwide. Such authority includes the power to vote and otherwise dispose of securities purchased by MIAMI on behalf of Worldwide.

         Mehta and Isaly together own all of the outstanding stock of, and jointly control the management and operation of, M and I, CCMI and MIAMI.

         Other than the investment management agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.



                               Page 25 of 52 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit                   Description
-------                   -----------

A. Advisory Agreement between Caduceus Capital, Ltd. and M and I Investors, Inc. dated January 1, 1997.

B. Joint Filing Agreement among Samuel D. Isaly, Viren Mehta, PHARMA/wHEALTH, M and I Investors, Inc., Caduceus Capital, L.P., Caduceus Capital Management, Inc., Caduceus Capital, Ltd., Worldwide Health Sciences Portfolio and Mehta and Isaly Asset Management, Inc.



                               Page 26 of 52 Pages

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                           SAMUEL D. ISALY


                                        /s/  Samuel D. Isaly
                                        ------------------------------------





                               Page 27 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                           VIREN MEHTA


                                        /s/  Viren Mehta
                                        ------------------------------------




                               Page 28 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                        PHARMA/wHEALTH


                                     By: /s/  Mirko von Restorff
                                        ------------------------------------
                                        Name:  Mirko von Restorff
                                        Title: Chairman



                               Page 29 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                        M AND I INVESTORS, INC.


                                     By: /s/  Samuel D. Isaly
                                        ------------------------------------
                                        Name:  Samuel D. Isaly
                                        Title:  President



                               Page 30 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                        CADUCEUS CAPITAL, L.P.


                                     By: /s/  Samuel D. Isaly
                                        ------------------------------------
                                        Name:  Samuel D. Isaly
                                        Title:



                               Page 31 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                        CADUCEUS CAPITAL
                                     MANAGEMENT, INC.


                                     By:  /s/  Samuel D. Isaly
                                        ------------------------------------
                                        Name:  Samuel D. Isaly
                                        Title: President



                               Page 32 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                        CADUCEUS CAPITAL, LTD.



                                     By:  /s/ Philip Pedro
                                        ------------------------------------
                                        Name:  Philip Pedro
                                        Title:  Secretary


                               Page 33 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                       WORLDWIDE HEALTH
                                    SCIENCES PORTFOLIO


                                    By:   /s/ Eric G. Woodbury
                                        ------------------------------------
                                        Name:  Eric G. Woodbury
                                        Title:  Assistant Secretary



                               Page 34 of 52 Pages

Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


July 24, 1997                        MEHTA AND ISALY ASSET
                                     MANAGEMENT, INC.


                                     By:  /s/  Samuel D. Isaly
                                        ------------------------------------
                                        Name:  Samuel D. Isaly
                                        Title: President



                               Page 35 of 52 Pages

                                   Schedule I


         The name and present principal occupation of each of the executive officers and directors of PHARMA/wHEALTH are set forth below.

================================================================================
     Name and         Position with Reporting         Principal Occupation
    Citizenship              Person                   and Business Address
--------------------------------------------------------------------------------
Mirko von Restorff          Chairman                General Manager
                                                    Bank Sal. Oppenheim jr.
German citizen                                      & Cie. Luxembourg S.A.
                                                    31 Allee Scheffer
                                                    L-2520
                                                    Luxembourg
--------------------------------------------------------------------------------
Rene Braginsky              Director                Senior Vice President
                                                    Bank Sal. Oppenheim jr.
Swiss citizen                                       & Cie. (Schweiz) AG
                                                    Uraniastrasse 28
                                                    CH 8022
                                                    Zurich, Switzerland
--------------------------------------------------------------------------------
Paul Helminger              Director                President
                                                    Serie S.A.
Luxembourg citizen                                  55 Rue Michel Rodange
                                                    L-2430
                                                    Luxembourg
--------------------------------------------------------------------------------
Samuel D. Isaly             Director                Partner
                                                    Mehta and Isaly
United States citizen                               41 Madison Avenue
                                                    40th Floor
                                                    New York, NY  10010
--------------------------------------------------------------------------------
Joel R. Mesznik            Director                 President
                                                    Mesco Ltd.
United States citizen                               122 East 42nd Street
                                                    Suite 4906
                                                    New York, NY  10168
--------------------------------------------------------------------------------


                               Page 36 of 52 Pages

--------------------------------------------------------------------------------
Georg von Richter             Director             General Manager
                                                   Bank Sal. Oppenheim jr.
German citizen                                     & Cie. (Schweiz) AG
                                                   Uraniastrasse 28
                                                   CH 8022
                                                   Zurich, Switzerland
================================================================================


                               Page 37 of 52 Pages

                                   Schedule II


         The name and present principal occupation of each of the executive officers and directors of M and I Investors, Inc. are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

================================================================================
                      Position with Reporting
    Name                     Person                   Principal Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly     President, Director               Partner
                                                      Mehta and Isaly
--------------------------------------------------------------------------------
Viren Mehta         Secretary, Treasurer, Director    Partner
                                                      Mehta and Isaly
================================================================================




                               Page 38 of 52 Pages

                                  Schedule III


         The name and present principal occupation of each of the general partner of Caduceus Capital, L.P. are set forth below. Caduceus Capital Management, Inc. is a Delaware corporation and has as its business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

================================================================================
                      Position with Reporting
    Name                     Person                   Principal Occupation
--------------------------------------------------------------------------------
Caduceus Capital      General Partner                Investment advisory
Management, Inc.                                     services
================================================================================




                               Page 39 of 52 Pages

                                   Schedule IV


         The name and present principal occupation of each of the executive officers and directors of Caduceus Capital Management, Inc. are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

================================================================================
                      Position with Reporting
    Name                     Person                   Principal Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly       President, Director             Partner
                                                      Mehta and Isaly
--------------------------------------------------------------------------------
Viren Mehta           Treasurer, Director             Partner
                                                      Mehta and Isaly
================================================================================




                               Page 40 of 52 Pages

                                   Schedule V


         The name and present principal occupation of each of the executive officers and directors of Caduceus Capital, Ltd. are set forth below.

================================================================================
                      Position with Reporting         Principal Occupation
    Name                     Person                   and Business Address
--------------------------------------------------------------------------------
Alan L. Brown         Director                        Director, Executive V.P.
                                                      Winchester Global Trust
British Subject                                       Company Limited
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton, HM11
                                                      Bermuda
--------------------------------------------------------------------------------
Philip Pedro          Director                        President, Secretary
                      Secretary                       Olympia Capital
Bermudian Citizen                                     (Bermuda) Limited
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton, HM11
                                                      Bermuda
================================================================================



                               Page 41 of 52 Pages

                                   Schedule VI


         The name and present principal occupation of each of the executive officers and directors of Worldwide Health Sciences Portfolio are set forth below. Unless otherwise noted, each of these persons are United States citizens.

================================================================================
                      Position with Reporting         Principal Occupation
    Name                     Person                   and Business Address
--------------------------------------------------------------------------------
Donald R. Dwight       Trustee                        President
                                                      Dwight Partners, Inc.
                                                      Clover Mill Lane
                                                      Lyme, NH  03768
--------------------------------------------------------------------------------
James B. Hawkes        Trustee, President             President, CEO
                                                      Eaton Vance Corp.
                                                      24 Federal Street
                                                      Boston, MA  02110
--------------------------------------------------------------------------------
Samuel L. Hayes, III   Trustee                        Professor
                                                      Harvard University
                                                      Graduate School of
                                                      Business Administration
                                                      Soldiers Field Road
                                                      Boston, MA  02163
--------------------------------------------------------------------------------
Samuel D. Isaly        Vice President                 Partner
                                                      Mehta and Isaly
                                                      41 Madison Avenue,
                                                      40th Floor
                                                      New York, NY  10010
--------------------------------------------------------------------------------
James L. O'Connor      Treasurer                      Vice President
                                                      Eaton Vance
                                                      Management, Inc.
                                                      24 Federal Street
                                                      Boston, MA  02110
--------------------------------------------------------------------------------
Thomas Otis            Secretary                      Vice President
                                                      Eaton Vance
                                                      Management, Inc.
                                                      24 Federal Street
                                                      Boston, MA  02110
--------------------------------------------------------------------------------


                               Page 42 of 52 Pages

--------------------------------------------------------------------------------
Norton H. Reamer         Trustee                     President, Director
                                                     United Asset
                                                     Management Corp.
                                                     One International Plaza
                                                     Boston, MA  02110
--------------------------------------------------------------------------------
John L. Thorndike        Trustee                     Director
                                                     Fiduciary Company
                                                     Incorporated
                                                     175 Federal Street
                                                     Boston, MA  02110
--------------------------------------------------------------------------------
Jack L. Treynor          Trustee                     Investment Adviser,
                                                     Consultant
                                                     504 Via Almar
                                                     Palos Verdes Estates, CA
                                                     90274
================================================================================




                               Page 43 of 52 Pages

                                  Schedule VII


         The name and present principal occupation of each of the executive officers and directors of Mehta and Isaly Asset Management, Inc.are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

================================================================================
                     Position with Reporting
    Name                     Person                   Principal Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly      Director, President, Secretary   Partner
                                                      Mehta and Isaly
--------------------------------------------------------------------------------
Thomas F. Tarpey     Director, Vice President,        Marketing Representative
                     Treasurer                        Marshall and Sullivan
                                                      1907 Selby Avenue
                                                      Suite 5
                                                      Los Angeles, CA  90025
================================================================================




                               Page 44 of 52 Pages

                                  EXHIBIT INDEX


================================================================================
     Exhibit                        Description                        Page No.
--------------------------------------------------------------------------------
       A.        Advisory Agreement between Caduceus
                 Capital, Ltd. and M and I Investors, Inc.
                 dated January 1, 1997.
--------------------------------------------------------------------------------
       B.        Joint Filing Agreement among Samuel D.
                 Isaly, Viren Mehta, PHARMA/wHEALTH,
                 M and I Investors, Inc., Caduceus Capital,
                 L.P., Caduceus Capital Management, Inc.,
                 Worldwide Health Sciences Portfolio, Mehta
                 and Isaly Asset Management, Inc. and
                 Caduceus Capital, Ltd.
================================================================================




                               Page 45 of 52 Pages

                                                                      Exhibit A.





                               ADVISORY AGREEMENT

                                                                 January 1, 1997

Caduceus Capital, Ltd.
Williams House
20 Reid Street
Hamilton HM 11
Bermuda

Dear Sirs:

         We confirm that M and I Investors, Inc. (the "Advisor") will act as the investment advisor for Caduceus Capital, Ltd., a British Virgin Islands corporation (the "Fund").

         The Fund has advised us that it proposes to offer and sell its shares in accordance with the Confidential Information Memorandum of the Fund dated January 31, 1997, which may be amended or supplemented from time to time (the "Memorandum"). We acknowledge receipt of the Memorandum and confirm our reliance on the statements therein. We understand that our activities for the Fund are subject to (i) the Fund's investment objectives and the investment restrictions and other statements in the Memorandum, (ii) the provisions of this advisory agreement ("Agreement"), and (iii) such other directions as to which the Fund shall from time to time notify the Advisor in writing.

         The Advisor believes that its services can best be performed as follows:

         1. The Advisor will have full discretion to allocate the Fund's assets among investment vehicles ("Portfolio Investments") (as described in the Memorandum). The Advisor shall monitor the performance of the Portfolio Investments on a continuing basis. The Advisor shall have discretion to place orders with broker/dealers, foreign currency dealers or others pursuant to the Advisor's determinations and in accordance with Fund's investment objectives and policies as expressed in the Memorandum. The Advisor shall determine which portion of the Fund's assets shall be invested in securities and other assets and which portion, if any, should be held as cash.

         2. The Advisor shall send or cause to be sent by facsimile transmission or other electronic means to the Fund on the last business day of each month (and such additional dates as the Fund and we may from time to time agree upon in advance) a portfolio statement reflecting the allocation of assets of the Fund as

                               Page 46 of 52 Pages

                                                                      Exhibit A.



                  of the close of business (5:00 p.m. Bermuda time) on the immediately preceding business day. For such purpose, the portfolio shall be deemed to include, without limitation, investment securities, receivables in respect of securities sold and cash items, including proceeds of sales of securities. On the second business day following each trade date, we shall send or cause to be sent by facsimile transmission or other electronic means confirmations of all trades executed on the Fund's behalf on such trade date and provide such other information on the trades as the Fund and we may agree upon.

         3. Upon reasonable request the Advisor shall provide the Fund or its board of directors with such information as the Fund or its board of directors deems necessary for purposes of monitoring the performance of the Advisor's obligations and duties set forth herein. Notwithstanding the foregoing, neither the Fund nor its board of directors shall have direct access to the Advisor's books and records, which shall be deemed the confidential and proprietary property of the Advisor.

         4. The Advisor shall not be liable for its acts, or omissions to act, in connection with its obligations hereunder, provided that it has not acted with bad faith, gross negligence or reckless disregard of its obligations and duties set forth herein. The Advisory Board (as described in the Memorandum) shall not be liable for any acts, or omissions to act, in connection with the rendering of advisory services to the Advisor or in connection with the Advisor's rendering of services to the Fund.

         5. (a) The Advisor represents and confirms to the Fund that (i) all statements concerning the Advisor, its affiliates, the investments it will make on behalf of the Fund and the characteristics, potential benefits and risks of such investments, as described in the Memorandum, are in all material respects true and accurate and do not omit any material fact which would, in light of the circumstances under which such statements are made or otherwise, be required in order to make such statements not misleading; (ii) the Advisor will advise the Fund promptly of any change which, from time to time, may be necessary to ensure that such statements remain in all material respects true and accurate and do not omit any material fact which, in light of the circumstances under which such statements are made or otherwise, is required in order to make such statements not misleading; and (iii) the Advisor (A) has all the requisite authority to enter into, execute and deliver and perform its obligations hereunder, and
                  (B) will not breach any agreement or law to which it is subject by performing its obligations hereunder. The Advisor hereby agrees to indemnify and hold the Fund harmless from, against and in respect of any and all damage, liability, cost and expense, including reasonable legal fees and

                               Page 47 of 52 Pages

                                                                      Exhibit A.



                  expenses, suffered or incurred by the Fund by reason of any breach of any representation contained in this paragraph.

                  (b) The Fund represents and confirms to the Advisor that (i) the shares of the Fund (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended; (ii) the Fund will not be registered under the U.S. Investment Company Act of 1940, as amended; and (iii) except as provided in the Memorandum, the Shares have not been and are not being offered for sale (A) in the United States (or any of its territories, possessions or areas subject to its jurisdiction), (B) to any person who is a "U.S. Person" (as defined in the Memorandum) or (C) to any person purchasing for the account of or for resale to any U.S. Person. By its signature at the foot of this Agreement, the Fund agrees to indemnify and hold the Advisor harmless from, against and in respect of any and all damage, liability, cost and expense, including reasonable legal fees and expenses, suffered or incurred by the Advisor by reason of any breach of any representation contained in this paragraph.

         6. This Agreement has an indefinite term but may be terminated without penalty by the Advisor or by the Fund on thirty (30) days' prior written notice, and terminates automatically upon assignment by the Advisor without the Fund's consent.

         7. The Advisor shall receive a management fee from the Fund for its services at the rate of 1.00% per annum, payable quarterly, based on the Net Asset Value of the Shares, as defined in the Memorandum, preceding the beginning of quarter.

         8. (a) You have represented to us that (i) under the laws of the British Virgin Islands, the Fund is permitted to pay an incentive fee to the Advisor; and (ii) the payment of incentive fees to investment advisors by enterprises such as the Fund is legal under the applicable laws of the British Virgin Islands. Based on the foregoing, the Advisor agrees to accept an incentive fee (as calculated below) as payment for its services.

                  (b) The Advisor shall receive an incentive fee from the Fund for its services paid annually at the rate of 20% of the full increase in the value of the Shares, appropriately adjusted for any subscriptions, distributions or redemptions in that year. The annual period upon which the incentive fee shall be based ends on the Valuation Date on or immediately preceding the end of the Fund's Fiscal Year and commences on the last Valuation Date of the preceding Fiscal Year (which in the case of the first year of the Fund is the date on which the Fund commences operations). Upon redemption of Shares

                               Page 48 of 52 Pages

                                                                      Exhibit A.



                  at any time other than the end of the Fiscal Year, the Fund will deduct from the proceeds of redemption, and pay to the Advisor, an amount equal to 20% of the full aggregate increase in the net asset value of the Shares being redeemed since the end of the preceding Fiscal Year.

         9. The Advisor shall be authorized to determine the broker/dealer to be used for each securities transaction for the Fund. In selecting broker/dealers to execute transactions, the Advisor need not solicit competitive bids and does not have an obligation to seek the lowest available cost. In selecting broker/dealers, the Advisor may or may not negotiate "execution only" commission rates; thus, the Fund may be deemed to be paying for other services provided by such broker/dealer, even though the Fund may not, in any particular instance, be the direct or indirect beneficiary of the research or services provided.

         10. It is understood that the Advisor is an independent contractor and not an employee or agent of the Fund.

         11. The Advisor's services hereunder are not to be deemed exclusive and it is understood that we may render investment advice, management and services to others. It is specifically understood and agreed that our advice to others may, from time to time, be inconsistent with that given to the Fund. The Advisor may purchase and sell assets for the accounts of other of its clients with investment objectives similar to those of the Fund. In case of a conflict between the Fund's account and one or more of such other accounts, where there is a limited supply of a particular investment or a limited opportunity to sell any investment, the Advisor will act in the manner it considers equitable and consistent with its obligations both to the Fund and to its other clients. It is specifically understood and agreed that the Advisor cannot assure equal treatment among all of its clients at all times.



                               Page 49 of 52 Pages

                                                                      Exhibit A.



                  If these terms meet with your approval, please indicate by signing and returning to us the extra copy of this letter which is enclosed herewith.

                                             Very truly yours,

                                             M and I Investors, Inc.


                                             By:   /s/ Samuel D. Isaly
                                                  -----------------------------
                                                    Name:  Samuel D. Isaly
                                                    Title: President

The foregoing is hereby approved and accepted.


CADUCEUS CAPITAL, LTD.


By:    /s/ Philip Pedro
     ----------------------

Dated:  January 1, 1997


                               Page 50 of 52 Pages

                                                                      Exhibit A.





                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D, dated January 28, 1997, (the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share, of Alexion Pharmaceuticals, Inc. is, and any amendments thereto, including the Amendment No. 1 to the Schedule 13D dated July 24, 1997 (the "Amendment No. 1"), executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment, including the Amendment No. 1. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, including the Amendment No. 1, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 24th day of July, 1997.



SAMUEL D. ISALY                             VIREN MEHTA



/s/  Samuel D. Isaly                        /s/  Viren Mehta
---------------------------------          ------------------------------------




PHARMA/wHEALTH                             M and I INVESTORS, INC.



By: /s/  Mirko von Restorff                By:  /s/  Samuel D. Isaly
   ------------------------------              --------------------------------
   Name:  Mirko von Restorff                   Name:  Samuel D. Isaly
   Title: Chairman                             Title: President




                               Page 51 of 52 Pages

                                                                      Exhibit A.





CADUCEUS CAPITAL, L.P.                         CADUCEUS CAPITAL MANAGEMENT, INC.



By:   /s/  Samuel D. Isaly                     By:   /s/  Samuel D. Isaly
   ------------------------------                  -----------------------------
   Name:  Samuel D. Isaly                          Name:  Samuel D. Isaly
   Title:                                          Title: President



WORLDWIDE HEALTH                               MEHTA & ISALY ASSET
SCIENCES PORTFOLIO                             MANAGEMENT, INC.



By:  /s/  Eric G. Woodbury                     By:  /s/  Samuel D. Isaly
   ------------------------------                  -----------------------------
   Name:  Eric G. Woodbury                         Name:  Samuel D. Isaly
   Title: Assistant Secretary                      Title: President



CADUCEUS CAPITAL, LTD.


By:  /s/  Philip Pedro
    -----------------------------
    Name:  Philip Pedro
    Title: Secretary





CADUCEUS CAPITAL, LTD.


By:
    -----------------------------
    Name:  Philip Pedro
    Title: Secretary


                               Page 52 of 52 Pages